SNOWDEN ACCOUNT SERVICES LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Statement of Financial Condition
December 31, 2021

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SEC FILE NUMER
8- 68188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Snowden Account Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 Madison Avenue, 9th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Seeman	(646) 214-7048	mseeman@snowdenlane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Matt Seeman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Snowden Account Services LLC as of 12/31/21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and FINOP

Title

WIESLAWA CHETNIK
Notary Public, State of New York
No. 01CH6230047
Qualified in Queens County
My Commission Expires October 25, 2022

02/25/2022

Notary Public

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

> **To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Snowden Account Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowden Account Services LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statement

As discussed in Note 2 to the financial statement, the financial statement as of December 31, 2020 have been restated to correct certain misstatements.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 25, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 1,886,026
Due from clearing broker (including deposit of $255,145)	1,194,005
Accounts receivable	469,492
Prepaid expenses and other assets	122,170
Total assets	**$ 3,671,693**

Liabilities and Member's Equity

Liabilities

Due to related parties	$ 886,072
Accounts payable and accrued expenses	106,133
Deferred clearing fee credit liability	50,000
Total liabilities	1,042,205
Member's equity	2,629,488
Total liabilities and member's equity	$ 3,671,693

The accompanying notes are an integral part of this financial statement.

1.   **Nature of operations**

Snowden Account Services LLC (the "Company"), a wholly owned subsidiary of Snowden Capital Partners, LLC (the "Parent") is a limited liability company that was formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, the Securities Industry Investor Protection Corporation and the Municipal Securities Rulemaking Board.

The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA"), a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of the Parent.

The Company does not handle cash or securities on behalf of customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934.

2.   **Required disclosures not included in previously issued financial statements**

In connection with the preparation of the Company's financial statements as of December 31, 2021, management determined the Company did not identify within the financial statements that there are some business activities for which it could not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 , but instead the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (Footnote 74). There were no exceptions throughout the year ended December 31, 2020 with respect to the reliance on Footnote 74. Footnote 6 in the accompanying financial statements, correctly identifies the Company's reliance on Footnote 74. Further, no corrections to the amounts contained in the December 31, 2020 financial statements are required.

3.   **Summary of Significant Accounting Policies**

Basis of presentation and use of estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Summary of Significant Accounting Policies (continued)**

Accounts receivable and contract balances
Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2021, the accounts receivable were $52,334. At December 31, 2021, there were accounts receivable of $469,492 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of January 1, 2021 and December 31, 2021.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract liabilities as of January 1, 2021 and December 31, 2021.

Due from clearing broker
Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2021, the commissions receivable of $1,194,005, which includes a clearing deposit of $255,145, was pursuant to these clearing agreements and is included in due from clearing broker on the statement of financial condition.

The allowance for credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2021.

3. **Summary of Significant Accounting Policies (continued)**

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal, state and local income taxes.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

4. **Clearing Broker**

The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $255,145 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

In conjunction with the renegotiation of the clearing agreement, the clearing broker made a noninterest bearing advance to the Company in the amount of $500,000. The advance has been recognized as a liability and is being amortized on a straight-line basis over the term of the clearing agreement as a reduction of clearing costs. As of December 31, 2021, the balance of the liability was $50,000 and is included in deferred clearing fee credit liability on the statement of financial condition.

5. **Transactions with related parties**

Under a Service Level Agreement with SCA, the Company was charged 35% of the expenses incurred for Corporate Level salaries, rent, telephone and IT, consulting, legal, and travel and entertainment expenses, and 35% of Advisor Level occupancy expenses. During the year ended December 31, 2021, this amounted to charges totaling $3,517,731. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's financial advisors. For the year ended December 31, 2021, the Company reimbursed SCA the aggregate amount of $6,361,774 as compensation of the Company's financial advisors. At December 31, 2021, the Company owed SCA a balance of $851,839 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2021, the Company owed SIS a balance of $34,233 for unpaid charges.

During 2021, the Company collected fees on behalf of SCA in the amount of approximately $24,904,000.

5. **Transactions with related parties (continued)**

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $2,038,000 which exceeded the required minimum net capital by approximately $1,938,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers. The Company does not handle cash or securities on behalf of customers.

7. **Concentration of credit risk and off-balance sheet risk**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000. At times during the year ended December 31, 2021, cash balances held in financial institutions were in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

8. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 through the date these financials statements are issued and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.